STATEMENT OF WORK

REIMBURSEMENT SUPPORT

FOR

MedicaMetrix

Christopher LaFarge
MedicaMetrix, Inc.
600 Suffolk Street
Second Floor
Lowell, MA 01854

June 23, 2020

THE PINNACLE HEALTH GROUP
1010 Stony Hill Road, Suite 200
Yardley, PA 19067
215-369-9290 Fax 215-369-9198

BACKGROUND

MEDICAMETRIX develops the PROSTAGLOVE™, which calculates the volume of the prostate gland. Men over the age are 50 are typically screened for prostate cancer by measuring serum PSA levels. Those with a PSA level > 4ng/ml are referred for biopsy, of which 75% are negative. PSA Density (PSAD) which is the relationship between serum PSA and prostate volume (ng/ml/cc), however, is considered to be a more accurate marker of prostate cancer than serum PSA alone. Like serum PSA levels, it can be used to determine those who should be referred for biopsy. The advantage of using PSAD is that as a more accurate maker of prostate cancer, fewer men will require biopsies, thereby eliminating an unnecessary and expensive procedure.

While trans urethral ultrasound (TRUS) can currently be used to measure prostate volume, it is a more expensive and invasive procedure and not accepted as a cost-effective means screen for prostate or to monitor the prostate gland over time. The ProstaGlove is a cost-effective way to calculate prostate volume, thereby providing more effective diagnosis and treatment of prostate related problems (acute urinary retention, cancer, etc.). The device will also allow for the collection of individual patient time-series data which will provide significant improvement in the objective identification of changes that occur over time in the patient's physical findings. MedicaMetrix projects that the ProstaGlove technology will become the new standard for measuring prostate size and growth providing valuable information that is not possible with the current standard of treatment, Digital Rectal Exams (DRE).

PROJECT SCOPE

Reimbursement is a key concern of MedicaMetrix to support the successful launch and acceptance of ProstaGlove. As a new technology for the management of prostate related conditions, ProstaGlove will require a reimbursement strategy that will help assure adequate payment through appropriate coding and coverage policies. Therefore, it is prudent for MedicaMetrix to understand the current reimbursement hurdles that must be overcome to provide coverage support at The Centers for Medicare and Medicaid Services (CMS) and commercial payers who often follow the CMS' coverage policy and payment guidelines.

MedicaMetrix has requested the assistance of The Pinnacle Health Group (Pinnacle) to review the reimbursement landscape analysis that was completed in 2011 and update as appropriate. Pinnacle respectfully submits the following Statement of Work (SOW) which describes more fully the activities and timeline required to support the objectives outlined.

This SOW outlines the specific projects that will be provided as part of this project. Pinnacle will submit a separate proposal for additional work effort requested by MedicaMetrix.

PROJECT DESCRIPTION

Step 1 – Review ProstaGlove Strategic Plan and Provide Video Presentation

Pinnacle will review the prior reimbursement strategy document prepared by the team and will update as appropriate for the ProstaGlove technology. Once updated, the report will be provided to the MedicaMetrix team and a video call will be scheduled to review the findings and updated document. This video call will consist of a PowerPoint presentation that will provide an overview of the research findings.

Step 2 – Tactical Implementation of Strategic Plan

Based upon the strategic plan analysis and discussion among MedicaMetrix and Pinnacle, next steps for coding and coverage for the ProstaGlove technology will be determined. This may include coding applications and reimbursement support services. Once determined, an appropriate SOW will be developed outlining the services required to assure appropriate reimbursement for ProstaGlove.

TIMELINE and PROJECT COST

The strategic review and update will be provided within two weeks of the project approval by MedicaMetrix. Once updated, a PowerPoint will be developed, and a video presentation scheduled to review findings and recommended next steps with both parties.

The cost for Phase 1 of this project will be $5,000, which will include the development of the PowerPoint presentation and video review summarizing findings and outlining next steps. The following payment terms will apply:

Project approval	$2,500
Updated report/PowerPoint/video conference	$2,500

Additional support may be requested outside the scope of this agreement at an hourly cost of $250 per hour. An estimate of the number of hours will be provided in advance. Should a project fee be requested, then Pinnacle will provide a flat project rate that will be agreed upon by both parties in advance.

STATEMENT OF WORK ACCEPTANCE AND AGREEEMENT

Christopher LaFarge MedicaMetrix 500 Suffolk Street, 2nd Floor Lowell, MA 01854	Kathy Francisco The Pinnacle Health Group, Inc. 1010 Stony Hill Road, Suite 200 Yardley, PA 19067
Christopher G. LaFarge — Digitally signed by Christopher G. LaFarge Date: 2020.07.14 16:34:12 -04'00'	
Signature	*Signature*
Date	*Date*